November 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attn: John Spitz Michael Volley
Re:	RBB Bancorp

Form 10-K for Fiscal Year Ended December 31, 2019

Response dated August 26, 2020

File No. 001-38149

Gentleman:

On behalf of RBB Bancorp (the “Company”), this letter responds to a comment made by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated October 26, 2020 (the “Comment Letter”), regarding the above referenced Form 10-K for Fiscal Year Ended December 31, 2019, filed with the Commission by the Company on March 17, 2020 (the “Form 10-K”), and the Company’s response dated August 26, 2020 to the Staff’s comment letter, dated August 12, 2020, to the Form 10-K.

Set forth below is the Company’s response to the Staff’s comment provided in the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in bold text below.

Form 10-K for Fiscal Year Ended December 31, 2019

Risks Related to an Investment in Our Common Stock, page 48

1.

We note your response to comment one in our letter dated August 12, 2020. In your response, you state that the Company plans to adopt ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), commonly referred to as CECL, on January 1, 2023. We also note that you state you will cease being an emerging growth company (“EGC”) as of the end of 2022 given your 2017 initial public offering of common stock. Given that you will cease to be an EGC as of December 31, 2022, you are required to adopt Topic 326 in your December 31, 2022 Form 10-K, and not as of January 1, 2023. Please revise your disclosures in future filings and plan accordingly.

RESPONSE:

The Company acknowledges the Staff’s comment, will adopt Topic 326 in its December 31, 2022 Form 10-K and will disclose the timing of the prospective adoption of Topic 326 in future filings.

Please do not hesitate to contact the undersigned if the Staff has any follow up comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely yours,

HOLLAND & KNIGHT LLP

Jeffrey D. Haas

cc:	David R. Morris, RBB Bancorp

Shawn M. Turner, Esq.